EXHIBIT 99.1
27 October 2008
CEO of Africa Online passes away
It is with much regret that Telkom announces the untimely death of John Joseph, Chief Executive Officer (CEO) of Africa Online, a wholly owned subsidiary of the Company.
CEO of Telkom, Reuben September says,” John was an invaluable member of our team, a larger than life character who had been integral to establishing and building the Africa Online brand and developing a portfolio of service offerings across all segments in nine African countries. We are deeply saddened by his passing and on behalf of the Company, I would like to convey my deepest condolences to John’s family and friends, as well as staff at Africa Online.”
John had been CEO with Africa Online since March 2007.
Before ascending to the CEO position at Africa Online, John had occupied various positions at Telkom since 1995. In 2000, he was tasked with establishing Telkom Wholesale Marketing, an organisation that has since developed into a communication wholesale provider.
“John made a tremendous contribution in realising Telkom’s ambition to play a leading ICT services provider role on the continent. He will be sorely missed, “said September.
A new CEO has not yet been appointed. Telkom will make an announcement in this regard as soon as possible.
Ends.
Issued by (but not to be quoted)
Pynee Chetty
Media Relations
Tel: 012 311 5247
Fax: 088 012 311 5247
Mobile: 082 857 5141